May 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biolase, Inc.

Registration Statement on Form S-1, as amended

File No. 333-271660

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Lake Street Capital Markets, LLC, as the representative of the several underwriters, hereby joins in the request of Biolase, Inc. for acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 5:00 p.m. Eastern Time on Tuesday, May 23, 2023, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we wish to advise you that we have distributed approximately 400 copies of the preliminary prospectus to prospective underwriters, institutional investors, dealers and others.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Michael Townley
Name: Michael Townley
Title: Head of Investment Banking